Exhibit 99.1

70 Campaigns in Three Months:  SORT™ - Perion’s Cookieless
Breakthrough - is Generating Clickthrough of At Least 2x Higher
than Privacy-Invading Ads

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Combining privacy and performance, Perion’s innovation demonstrates that third-party, cookie-based ad targeting is now a part of history

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SORT results also reflect a dramatic 14% decrease in costs per visit

TEL AVIV, Israel & NEW YORK--(BUSINESS WIRE) --February 28, 2022-- Perion Network Ltd. (Nasdaq: PERI), a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today announced that its pioneering SORT technology has been validated and re-validated across multiple campaigns.

Over 70 global clients spanning all verticals - including leading entertainment, healthcare, technology services, and consumer goods brands – report that SORT’s AI-driven, signals-based platform has demonstrated 2x CTR higher than third party cookies and a 60% lift in interaction rates. These campaigns all proudly display the “SORT Seal”, a badge of honor that is displayed on every SORT-powered ad, so that brands can signal their respect of user privacy, and users can instantly determine which ad is “safe to click.”

“As a healthcare brand in a highly regulated industry, we have to be stringent with the opportunities we choose to test and learn from,” said Sarah Wilson, senior media director at HLK Agency. “Undertone’s new SORT cookie-less targeting technology was a welcome solution to our Open Enrollment campaign as it allowed a privacy-compliant way to test moving away from traditional 3rd party pixel-based targeting and optimization models. Through SORT, Undertone identified and optimized toward top-performing SmartGroups throughout the flight, driving a 39% and 87% lift across our core creative units, as compared to cookie-based methods. As our industry moves away from cookies, solutions like SORT ensure that we are future-proofing Ambetter by maximizing campaign KPIs in a compliant, consumer-first way.”

This rigorously analyzed and assessed data is based on browser-based performance, as well as devices that are inaccessible to cookie-based targeting. The results speak for themselves in the statistical data presented below.

“There are no more excuses. Advertisers now have a clear choice – they can follow what consumers are demanding – that their privacy be respected - without compromising on ROI. SORT, or Smart Optimization of Responsive Traits, does not require any publisher integration,” said Doron Gerstel CEO at Perion. “SORT is the technology outcome of the R&D investment in Perion’s Intelligent HUB – a platform that pulls in signals from all of Perion’s demand and supply assets. Then, through our propriety AI technology, SORT identifies ‘common ground’ traits to drive predictable and scalable results across all devices, driven by our ability to aggregate real-time data signals, on the fly - all without the use of cookies.”

“SORT is available to brands that cherish user privacy through Undertone, a Perion company,” commented Dan Aks, president at Undertone.  “We’re delighted by these validating results with campaigns using SORT. We fully expect to see the rapid scaling of the SORT platform as the realization that privacy and results are not mutually exclusive.  As consumers recognize and respond to the SORT Seal – and eventually ignore ads that don’t clearly communicate that they can click safely – the exponential growth of SORT will transform the post-cookie advertising ecosystem.”

SORT has been comprehensively reviewed by Neutronian, a pioneer of independent data quality certification, and was awarded with Neutronian’s Cookieless Certification. SORT is also validated across campaigns including Colorado Tourism and Owl Labs. For more information on cookieless targeting please visit https://www.perion.com/solutions/cookieless-targeting/.

About Perion

Perion (Nasdaq:PERI) is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

About SORT

SORT, or Smart Optimization of Responsive Traits, is a technology outcome of Perion’s investment in its “Intelligent HUB” – a platform for pulling in signals across all advertising channels and optimizing traffic at scale, yielding superior engagement metrics and KPIs.

SORT is being offered by Undertone, a Perion company and the leader in data-driven, intelligent high impact campaigns. The multi-dimensional targeting technology identifies otherwise unrecognized similarities between users and creates different groups – which is the “Responsive Traits” component of the platform.

About Undertone

Undertone creates memorable ad experiences by thoughtfully orchestrating solutions across video, advanced TV, rich media, and social, to drive unmatched brand lift and audience engagement on virtually every screen, and every device. Their award-winning creative team uses the company’s 20 years of experience, and billions of impressions worth of data to intelligently craft campaigns that can drive full-funnel KPIs while making meaningful connections with the 200MM+ unique users they can reach every month. Undertone brings the art and science of advertising together to intelligently craft campaigns that uplift consumers, brands, and publishers alike. Visit undertone.com to learn more.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Rami Rozen, VP of Investor Relations +972 52 569 4441 ramir@perion.com

Source: Perion Network Ltd.